Fund/SERV Amendment to Fund Participation Agreement

THIS FUND/SERV AMENDMENT (the “Amendment”) to the Fund Participation Agreement is made effective as of the date executed by and between Mutual of America Life Insurance Company (the “Insurance Company”), Neuberger Berman BD LLC (“NB BD”) and Neuberger Berman Advisers Management Trust (the “Trust”) on behalf of itself and each of its series (each a “Portfolio”, collectively, the “Portfolios”).

WHEREAS, the Insurance Company, NB BD and the Trust are parties to a Fund Participation Agreement made effective as of April 5, 2019 (the “Participation Agreement”). The Participation Agreement permits the Insurance Company to utilize the Trust as an investment vehicle for separate accounts established for certain variable insurance products (each a “Separate Account” and, collectively, the “Separate Accounts”).

WHEREAS, the Insurance Company and the Trust are members of the National Securities Clearing Corporation (“NSCC”) or otherwise have access to the NSCC’s Fund/SERV system. The Fund/SERV system permits the transmission of shareholder trade data as well as trade settlement between the Insurance Company and the Trust.

WHEREAS, Article I of the Participation Agreement contains provisions governing purchases and sales of shares of the Trust by the Insurance Company for the Separate Accounts governed by the Participation Agreement. The parties desire to supplement the provisions of Article I of the Participation Agreement to permit the purchase and sale of shares of the Trust electronically through the Fund/SERV system.

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties hereby agree to amend Article I of the Participation Agreement to add the following provisions:

1.11. Transactions Subject to Fund/SERV. On each business day that the New York Stock Exchange is open for business on which the Portfolios determine their per share net asset values (“Business Day”), the Trust or its designee shall accept and effect changes in the Trust’s records upon receipt of purchase and redemption instructions from the Insurance Company or its designee electronically through Fund/SERV (“Instructions”) on whose behalf the Insurance Company or its designee is acting. On each Business Day, the Trust or its designee shall accept for processing any Instructions from the Insurance Company or its designee and shall process such Instructions in a timely manner. Notwithstanding the foregoing, nothing in this Amendment shall be construed as permitting the Insurance Company or its designee to establish new accounts through Fund/SERV; it being understood that any new accounts shall be established in accordance with the Participation Agreement and after submission of a written application to the Trust.

1.12. Performance of Duties. The Trust or its designee shall perform any and all duties, functions, procedures and responsibilities assigned to it under this Amendment and as otherwise established by the NSCC. The Trust or its designee shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Amendment. The Trust or its designee shall conduct each of the foregoing activities in a competent manner and in compliance with (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to Fund/SERV; and (b) the then current prospectus and statement of additional information of the Portfolios.

1.13. Accuracy of Information, Transmissions Through, and Access to Fund/SERV. Confirmed trades and any other information provided by the Trust or its designee to the Insurance Company or its designee through Fund/SERV and pursuant to this Amendment shall be accurate, complete, and in the format prescribed by the NSCC. The Trust or its designee shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Fund/SERV.

1.14 Transactions Subject to Fund/SERV. The Insurance Company or its designee certifies that all instructions delivered to the Trust or its designee on any Business Day shall have been received by the Insurance Company or its designee from the Separate Account based on instructions from Contract owners received by the close of trading (normally 4:00 p.m. New York time) on the New York Stock Exchange (the “Close of Trading”) on such Business Day and that any instructions received by the Insurance Company or its designee after the Close of Trading on any given Business Day will be transmitted to the Trust or its designee on the next Business Day. The Insurance Company or its designee further certifies that all such Instructions received by it from the Separate Account based on instructions from Contract owners by the Close of Trading on any Business Day will be delivered to the Trust or its designee on such Business Day.

1.15 Performance of Duties. The Insurance Company or its designee shall perform any and all duties, functions, procedures and responsibilities assigned to it under this Amendment and as otherwise established by the NSCC. The Insurance Company or its designee shall maintain facilities, equipment and skilled personnel sufficient to perform the foregoing activities and to otherwise comply with the terms of this Amendment. The Insurance Company or its designee shall conduct each of the forgoing activities in a competent manner and in compliance with (a) all applicable laws, rules and regulations, including NSCC rules and procedures relating to Fund/SERV, and (b) the then current prospectuses and statements of additional information of the Portfolios.

1.16 Accuracy of Information, Transmissions Through, and Access to Fund/SERV. Trade and, if applicable, broker/dealer information provided by the Insurance Company or its designee to the Trust or its designee through Fund/SERV and pursuant to this Amendment shall be accurate, complete and, in the format prescribed by the NSCC. All instructions by the Insurance Company or its designee for each Fund/SERV transaction shall be true and correct and will have been duly authorized. The Insurance Company or its designee shall adopt, implement and maintain procedures reasonably designed to ensure the accuracy of all transmissions through Fund/SERV and to limit the access to, and the inputting of data into, Fund/SERV to persons specifically authorized by the Insurance Company.

1.17 Information Relating to Fund/SERV Transactions. For each Fund/SERV transaction, the Insurance Company or its designee shall provide the Trust and its designee with all information necessary or appropriate to establish and maintain each Fund/SERV transaction (and any subsequent changes to such information) which the Insurance Company or its designee hereby certifies is and shall remain true and correct. The Insurance Company or its designee shall maintain documents required by the Trust or by applicable law, rules or regulations to effect Fund/SERV transactions.

1.18. As-Of Transactions. Processing errors which result from any delay or error caused by the Insurance Company or its designee may be adjusted through Fund/SERV by the Insurance Company or its designee by the necessary transactions on an as-of basis and the cost to the Trust and its designee of such transactions shall be borne by the Insurance Company; provided however, prior authorization must be obtained from the Trust if the transaction is back dated more than one day or to a previous calendar year.

1.19. Trade Confirmation. Any information provided by the Trust or its designee to the Insurance Company or its designee electronically through Fund/SERV and pursuant to this Amendment shall satisfy the delivery obligations as outlined by SEC Rule 10b-10 and, as such, the Trust and its designee have the informed consent of the Insurance Company or its designee to suppress the delivery of this information using paper-media. The Insurance Company or its designee will promptly verify the accuracy of all confirmations of transactions and records received by the Insurance Company or its designee through Fund/SERV.

1.20. Settlement. All settlement of payments with respect to transactions effected through the Fund/SERV system shall be made as provided in NSCC rules and procedures relating to Fund/SERV.

1.21. Overpayments to the Insurance Company. In the event any overpayment is made to the Insurance Company or its designee by the Trust, the Insurance Company or its designee shall promptly repay such overpayment to the Trust after the Insurance Company or its designee receives notice of such overpayment.

1.22. Overpayments to the Trust. In the event any overpayment is made to the Trust by the Insurance Company or its designee, the Trust or its designee shall promptly repay such overpayment to the Insurance Company or its designee after the Trust or its designee receives notice of such overpayment.

1.23. Effect of Amendment. Any understanding between the Insurance Company or its designee and the Trust relating to Fund/SERV that is inconsistent with this Amendment shall be null and void. Nothing contained in this Amendment, however, shall be construed to limit or restrict each Party’s compliance with any law, regulation or order to which the Party is subject or to prevent the Parties from amending the Participation Agreement by agreeing to additional duties, obligations, representations, warranties and/or higher standards of care with respect thereto. Except as otherwise set forth herein, the Participation Agreement shall remain unchanged in full force and effect and the Insurance Company or its designee may continue to effect transactions for the Separate Accounts in accordance with the Participation Agreement.

1.24. NSCC Rules. NSCC’s rules and procedures relating to Fund/SERV, Networking and Trust Level Processing shall govern any matter in which any provision contained in this Agreement conflicts with any such NSCC rule or procedure; provided, however, this paragraph shall not prohibit modifications to the NSCC’s Trust Level Processing that are agreed to by the parties.

1.25. Delegation. Notwithstanding any provisions above under which the Insurance Company may delegate trading responsibility to a designee, the Insurance Company is ultimately responsible for all services, transactions and other provisions of this Amendment or the Participation Agreement whether performed by it or its designee.

1.26. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the undersigned have executed this Amendment by their duly authorized officers.

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Vice President
Date:	[ ]

NEUBERGER BERMAN BD LLC

By:	/s/ Brian Kerrane
Name:	Brian Kerrane
Title:	Managing Director
Date:	[ ]

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

By:	/s/ Kenneth P. Young
Name:	Kenneth P. Young
Title:	SVP Treasury & Project Management
Date:	March 10th, 2020